SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

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 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

ECOPETROL S.A. ANNOUNCES RESULTS OF THE COMPANY’S ANNUAL GENERAL SHAREHOLDERS’ MEETING

BOGOTA, Colombia, March 26, 2010. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC), Colombia's integrated oil and gas company, announced the resolutions which were approved by the Company’s Shareholders at the Company’s Annual General Shareholders’ Meeting, held yesterday in Bogota.

The main resolutions were:

•	Approval of the reports presented by the CEO and the Board of Directors.

•	Approval of the Company’s financial statements for the year ended December 31, 2009.

•
The distribution of an annual per share dividend payment of COP$91. The ordinary dividend will be distributed in three installments as follows: COP$31 per share to be paid from April 25, 2010, COP$30 per share to be paid from August 25, 2010 and COP$30 per share to be paid from December 15, 2010, to shareholders who are of record ten (10) stock business days before the relevant payment date.

•
The election of the following members to the Board of Directors: Minister of Finance, Minister of Mines and Energy, and Director of Planning Department, all of them representing the Government of Colombia; and of the following independent members: Mr. Fabio Echeverri Correa, Mr. Joaquin Moreno Uribe, Mr. Ignacio Sanin Bernal, Ms. Maria Elena Velasquez, Mr. Mauricio Cardenas Santamaría and Mr. Amylkar Acosta Medina.

•	The election of PRICEWATERHOUSE COOPERS LTDA (PWC) as Statutory and External Auditor of ECOPETROL S.A. and its affiliates.

•
Authorization for increasing the current ceiling for non-convertible bond issuance by COP$5.5 trillion. Bonds can be placed in Colombia and/or abroad in one or several issuances in the following years, according to the requirements of the investment plan, market conditions, as the grant of authorization by the Board of Directors and government entities competent to that effect.

The complete agenda and all related materials concerning the Company’s Annual General Shareholders’ Meeting are available on the Company’s website: www.ecopetrol.com.co.

Bogota, Colombia – March 26, 2010

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

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Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

    ECP – DIR – R - 001

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   March 26, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer